Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

diaDexus, Inc.

diaDexus, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST:The name of the Corporation is diaDexus, Inc.  The Corporation was originally incorporated under the name “Genevax, Inc.” and the Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 27, 1995.

SECOND:The Corporation filed a Restated Certificate of Incorporation on November 10, 2010, a Change of Registered Agent and Registered Office on January 21, 2011 and a Certificate of Amendment to the Restated Certificate of Incorporation on July 15, 2011 (collectively, the “Restated Certificate of Incorporation”).

THIRD:This Certificate of Amendment to the Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware.

FOURTH:Article 1 of the Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE 1

NAME

The name of the Corporation is Diadexus, Inc.”

FIFTH:Article 4 of the Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE 4

CAPITAL STOCK

4.1  The total number of shares of stock that the corporation is authorized to issue is 70,000,000, consisting of

50,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The common stock will be subject to the rights and preferences of the preferred stock as set forth in this Restated Certificate of Incorporation and the resolution or resolutions providing for the issue of any such stock adopted by the board of directors.

4.2  Shares of stock within the class of either common or preferred stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of this Restated Certificate of Incorporation. The corporation’s classes or series of stock may have such voting powers, full or limited, or no voting powers; such designations, preferences and relative, participating, optional or other special rights; and such qualifications, limitations or restrictions on the same, as may be stated or expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

4.3  Any of the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such class or series of stock may be made dependent upon “facts” (within the meaning of Section 151(a) of the Delaware General Corporation Law, as the same may be amended from time to time) ascertainable outside of the resolution or resolutions providing for the issue of such stock adopted by the board of directors, provided, that the manner in which such facts shall operate upon the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is set forth in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

4.4  The preferred stock may be made subject to redemption by the corporation at such price, in such amount, on such terms and conditions and at such times as shall be stated in the resolution or resolutions providing for the issue of such stock adopted by the board of directors. Preferred stock in any event may be repurchased by the corporation to the extent legally permissible.

4.5  The holders of preferred stock shall be entitled to receive dividends at such rates, on such terms and conditions and at such times as shall be stated in the resolution or resolutions providing for the issue of such stock adopted by the board of directors. Such dividends shall be payable in preference or such other relation to the dividends payable on any other class or series of stock as shall be so stated and expressed. If such dividends on preferred stock are cumulative, then, if dividends shall not have been paid, the deficiency shall be fully paid or provided for as required by the terms under which the series was issued prior to payment of any dividend on common stock.

4.6  Holders of preferred stock shall be entitled to such rights upon dissolution, or upon any distribution of the assets, of the corporation as shall be stated in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

4.7  Stock of any class or series may be made convertible into, or exchangeable for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, at the option of either the holder or the corporation or upon the happening of a specified event, at such price or prices or at such rate or rates or exchange and with such adjustments as shall be stated in the resolution or resolutions providing for the issuance of such stock adopted by the board of directors.

4.8  Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each fifteen (15) shares of Common Stock, par value $0.01 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.01 per share; provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on the OTC Bulletin Board on the last business day before the date this Certificate of Amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.”

SIXTH:This Certificate of Amendment to the Restated Certificate of Incorporation was duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 30th day of June, 2015.

diaDexus, Inc.

By:	/s/ Lori F. Rafield
Lori F. Rafield, Chief Executive Officer